U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------


                                   FORM 10-SB/A

                                  Amendment #1
                              ---------------------



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                                -----------------


                         SUNNYSIDE ACRES MOBILE ESTATES
                         ------------------------------
                 (Name of small business issuer in its charter)


                  NEVADA                                88-0409166
------------------------------------        ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



6767 W. TROPICANA AVENUE, SUITE 207
LAS VEGAS, NEVADA                                             89103
----------------------------------------                      -----
(Address of principal executive offices)                   (Zip code)


                                 (702) 248-1027
                           ---------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

Securities to be registered pursuant to Section 12(g) of the Act:

                               $.001 COMMON STOCK
                               ------------------
                                (Title of Class)

                                TABLE OF CONTENTS
Page
PART I

Item 1.   Description of Business                                       1

Item 2.   Plan of Operation                                             9

Item 3.   Description of Property                                      12

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management                           12

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons                                        14

Item 6.   Executive Compensation                                       16

Item 7.   Certain Relationships and
            Related Transactions                                       16

Item 8.   Description of Securities                                    17

PART II

Item 1.   Market for Common Equities and Related Stockholder
          Matters                                                      17

Item 2.   Legal Proceedings                                            20

Item 3.   Changes in and Disagreements with Accountants                20

Item 4.   Recent Sales of Unregistered Securities                      20

Item 5.   Indemnification of Directors and Officers                    22

PART F/S

          Financial Statements                                         23

PART III

Item 1.   Index to Exhibits                                            24

          Signatures                                                   24

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

         Sunnyside Acre Mobile Estates (the "Company") was incorporated on November 2, 1992 under the laws of the State of Nevada. We had intended to form a subsidiary and have said subsidiary serve as the general partner of a limited partnership which was to be a developer and builder of one or more mobile home parks in Southern California. The Company intended to develop a park that would have mobile home trailers of high quality construction.

         The Company's business strategy was to emphasize (i) targeting its parks principally to the second home market (where the Company believes there was significant long-term demand) and (ii) focusing its development activities in the fast growing areas of the Coachella Valley markets, where land and development costs were relatively low and demand believed to be high.

         Between November 2, 1992 and approximately March 31, 1993, we investigated certain business opportunities but did not commence any activities in connection with our development and building activities. As at December 31, 1993, all funds raised by the sale of shares in order to fulfill our initial objective had been expended and we, thereafter became dormant. From February 1, 1993 until the present, we were inactive and could be deemed to be a so-called "shell" company, whose only purpose at this time is to determine and implement a new business purpose.

         As of the date hereof, we can be defined as a "shell" company, an entity which is generally described as having no or nominal operations and with no or nominal assets or assets consisting solely of cash and cash equivalents. As a shell company, our sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

         Also, as of the date hereof, based upon our proposed future business activities, we may also be deemed a "blank check" company. The Securities and Exchange Commission definition of such a company as a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and is issuing "penny stock."

         A "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation
(iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act of 1933, as amended) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of the defining rule are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of

$2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

         We became a reporting company on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. In addition, we became a reporting company to enhance investor protection and to provide information if a trading market commences. Only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators are permitted to be quoted on the OTC Bulletin Board System.

Risk Factors

         Our business is subject to numerous risk factors, including the following:

1. We have had no operating history nor any revenues or earnings from operations and we are insolvent.

         We have no assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

         Our auditor's going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from stockholders, officers and directors to meet our limited operating expenses. We are insolvent in that we are unable to pay our debts in the ordinary course of business as they become due.

2.       Our proposed plan of operation is speculative.

         The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

3.       We face intense competition for business opportunities and combinations

         We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital and hedge fund firms, are active in mergers and acquisitions of companies that may be our desirable target candidates. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

4. We have no agreements for a business combination or other transaction and have established no standards for a business combination.

         We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for our evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

5. Our success is dependent on management that has other full time employment, has limited experience and will only devote limited part time working for the Company that makes our future even more uncertain.

         We have not entered into a written employment agreement with our officers and directors and none is expected in the foreseeable future. We have not obtained key man life insurance of our officers or directors. Notwithstanding the combined limited experience and time commitment of management, the loss of the services of Brian Pierson would adversely affect development of our business and our likelihood of continuing operations.

6. The reporting requirements under federal securities law may delay or prevent us from making certain acquisitions.

         Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

         In addition to the audited financial statements, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we will be required to include that information that is normally reported by a company in a Form 10 or Form 10-SB. The time and additional costs that may be incurred by some target entities to prepare and disclose such information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company.

7. The Investment Company Act of 1940 creates a situation wherein we would be required to register and could be required to incur substantial additional costs and expenses.

         Although we will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combination that results in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

8. Our present management most likely will not remain after we complete a business combination.

         A business combination involving the issuance of our Common
Stock will, in all likelihood, result in the shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of the Company's Common Stock held and/or resign as a member of the Board of Directors. The resulting change in our control could result in removal of one or more present officers and directors and a corresponding reduction in or elimination of any participation in our future affairs.

9. At the time we do any business combination, each shareholder will most likely hold a substantially lesser percentage ownership in the Company.

         Our current primary plan of operation is based upon a business combination with a private concern that, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of our previously authorized and unissued Common Stock would result in reduction in percentage of shares owned by our present and prospective shareholders and may result in a change in our control or in our management.

10. As a shell company, we face substantial additional adverse business and legal consequences.

         We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

         On June 29, 2005, the Securities and Exchange Commission adopted final rules amending the Form S-8 and the Form 8-K for shell companies like us. The amendments expand the definition of a shell company to be broader than a company with no or nominal operations/assets or assets consisting of cash and cash equivalents, the amendments prohibit the use of a From S-8 (a form used by a corporation to register securities issued to an employee, director, officer, consultant or advisor), under certain circumstances, and revise the Form 8-K to require a shell company to include current Form 10 or Form 10-SB information, including audited financial statements, in the filing on Form 8-K that the shell company files to report the acquisition of the business opportunity. This initial filing is within four days of the acquisition. The Form 8-K filing may be reviewed by the Securities and Exchange Commission and the prospects of certain disclosures or review or the lack of the ability to issue securities using a Form S-8 may delay the consummation of a business combination because of the target entities inability to comply with various federal and state laws enacted for the protection of investors or the unwillingness to assume the significant costs of compliance.

11. The requirement of audited financial statements may disqualify business opportunities.

         Our management believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

12. Our officers and directors are the principal shareholders and will be able to approve all corporate actions without shareholder consent and will control our Company.

         Our principal shareholders, Brian Pierson, Stacey Pierson and Tricia A. Willis, currently own approximately 66% of our Common Stock. They will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, they will be able to elect all of the members of our board of directors, allowing them to exercise significant control of our affairs and management. In addition, they may transact most corporate matters requiring shareholder approval by written consent, without a duly-noticed and duly-held meeting of shareholders.

13. Our Common Stock may never be public traded and you may have no ability to sell the shares.

         There is no established public trading market for our shares of Common Stock. There can be no assurance that a market for our Common Stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our Common Stock you may be unable to sell them. Accordingly, you should be able to bear the financial risk of losing your entire investment.

         Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless an exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws. The OTC Bulletin Board will not charge us with a fee for being quoted on the service. NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers' securities on the OTC Bulletin Board or any similar medium. The NASD Regulation, Inc. will review the market maker's application (unless an exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

         The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities - a regulated quotation service - that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

14. There is no assurance that our Common Stock will be accepted for listing on the OTC Bulletin Board or in any other trading system.

         If our Common Stock does not meet blue sky resale requirements, certain shareholders may be unable to resell our Common Stock. The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

15. Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we are determined to be a "blank check" company.

         There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. We are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

         Current shareholders, and person who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

         Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others. Our initial shareholders, because they originally paid $.01 for each share, may be deemed to hold "cheap stock." These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

         (a) Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

         (b) Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

         (c) Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

         (d) Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

         (e) Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

         Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

                  Alaska           Nevada               Tennessee
                  Arkansas         New Mexico           Texas
                  California       Ohio                 Utah
                  Delaware         Oklahoma             Vermont
                  Florida          Oregon               Washington
                  Georgia          Pennsylvania
                  Idaho            Rhode Island
                  Indiana          South Carolina
                  Nebraska         South Dakota

         Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

         We do not have any legal opinions as it relates to whether were a blind pool or blank-check company. The Securities and Exchange Commission have adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the applicable of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company. We have never filed a registration statement under the Securities Act of 1933, as amended.

         If we are later determined to be a so-called "blank check" company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the Common Stock, unless there exists a transactional or security exemption for such sale under the Securities Act of 1933, as amended. Current shareholders and person who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that the we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.

         The Company's officers, directors and majority shareholders have expressed their intention not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer.

16. Our Common Stock may be subject to significant restriction on resale due to federal penny stock restrictions.

         The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rule, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, shareholders of our Common Stock may find it difficult to sell their securities, if at all.

ITEM 2.  PLAN OF OPERATION

         The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company and our officers and directors have not enter into any negotiations or preliminary discussions regarding the possibility of an acquisition or merger between the Company and such other company as of the date hereof.

General Business Plan

         Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of a company who has complied with the 1934 Act. We will not restrict its search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.

         We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders.

         We have made no determination as to whether we will continue to file periodic reports since our obligation to file such reports is not required under the 1934 Act. Brian Pierson, one of our directors, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that he is an officer and director of the Company when the obligation is incurred. It is our present intent to continue to comply with all of the reporting requirements under the 1934 Act.

         It is anticipated that we will incur nominal expenses in the implementation of its business plan described herein. Because we have no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate.

Acquisition of Opportunities

         In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders or may sell their stock in the Company.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. It is anticipated that it will also be a method of taking a private company public known as a "back door" 1934 Act registration procedure. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code.

         We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

         Our present intent is that we will not acquire or merge with any entity which cannot provide independent audited financial statements at the time of closing of the proposed transaction and supply other information that is normally disclosed in filings with the Securities and Exchange Commission. We are subject to all of the reporting requirements included in the 1934 Act. These rules are intended to protect investors by deterring fraud and abuse in the securities markets through the use of shell companies. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. In addition, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we are required to include that information that is normally reported by a company in its original Form 10 or Form 10-SB.

Accounting for a Business Combination

         In July 2001, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified an recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles is more than its fair value. Goodwill is the excess of the acquisition costs of the acquired entity over the fair value of the identifiable net assets acquired. The Company is required to test goodwill and intangible assets that are determined to have an indefinite life for impairments at least annually. The provisions of SFAS No. 142 require the completion of an annual impairment test with any impairment recognized in current earnings. The provisions of SFAS No. 141 and SFAS No. 142 may be applicable to any business combination that we may enter into in the future.

         We have also been informed that most business combinations will be accounted for as a reverse acquisition with us being the surviving registrant. As a result of any business combination, if the acquired entity's shareholders will exercise control over us, the transaction will be deemed to be a capital transaction where we are treated as a non-business entity. Therefore, the accounting for the business combination is identical to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded. For accounting purposes, the acquired entity will be treated as the accounting acquirer and, accordingly, will be presented as the continuing entity.

Competition

         We will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

Investment Company Act of 1940

         Although we will be subject to regulation under the Securities
Act of 1933, as amended, and the 1934 Act, our management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in the Company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Employees

         We have no full time or part-time employees. Our officers and directors do not anticipate devoting more than ten (10%) percent of their time to Company activities. Each has agreed to allocate a portion of said time to the activities of the Company, without compensation. Each anticipates that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by said officers and directors.

ITEM 3.  DESCRIPTION OF PROPERTY

         We have no properties and at this time we have no agreements to acquire any properties. We presently occupy office space at 6767 Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103. This space is provided to the Company by our resident agent on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a) Security Ownership of Certain Beneficial Owners. The following table sets forth the security and beneficial ownership for each class of our equity securities for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                   Name and                    Amount and
                   Address of                  Nature of
                   Beneficial                  Beneficial     Percent
Title of Class     Owner                       Owner          of Class
----------------------------------------------------------------------
                   Brian Pierson               550,000        25%
Common             14926 Birdlespur            Record
                   Poway, California 92064

                   Stacey Pierson              550,000        25%
                   14926 Birdlespur            Record
                   Poway, California 92064

                   Tricia A. Willis            350,000        16%
                   9087 S. Yosemite Street     Record
                   #1602
                   Lone Tree, Colorado 80124

Common             All Officers and          1,450,000        66%
                   Directors as a Group
                  (one [3] individuals)

         The total of the Company's outstanding Common Shares are held by 25 persons.

         (b) Security Ownership of Management.

         The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all of our directors and officers.


                  Name and                    Amount and
                   Address of                  Nature of
                   Beneficial                  Beneficial     Percent
Title of Class     Owner                       Owner          of Class
----------------------------------------------------------------------
                   Brian Pierson               550,000        25%
Common             14926 Birdlespur            Record
                   Poway, California 92064

                   Stacey Pierson              550,000        25%
                   14926 Birdlespur            Record
                   Poway, California 92064

                   Tricia A. Willis            350,000        16%
                   9087 S. Yosemite Street     Record
                   #1602
                   Lone Tree, Colorado 80124

Common             All Officers and          1,450,000        66%
                   Directors as a Group
                  (one [3] individuals)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Our directors and officers (and promoters, affiliates and control persons) are as follows:

         Name                  Age           Position
         --------------------------------------------------

         Brian Pierson         45           President/Director

         Stacey Pierson        40           Secretary/Treasurer
                                            and Director

         Tricia A Willis       37           Director



         The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until the successors have been duly elected and qualified. Vacancies in the existing Board of Directors may be filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Resumes

Brian Pierson
14926 Bridlespur
Poway, California 92064

1990-1996                  Ikon Inc. - Color Sales Manager; color sales manager
                           covering the southern California region.

1996-1997                  Select Office Solutions, Inc. - Color Sales Manager;
                           color sales manager covering the San Diego Area.

1997-present               Showhomes, Inc. - Franchises/co-owner; Licensed real
                           estate salesperson providing sales assistance to the "estate home" class seller/buyer. Decoration, presentation, marketing and sales are the focus of Showrooms, Inc.

Stacey Pierson
14926 Bridlespur
Poway, California 92064

1991-1997                   Self employed as an Interior Decorator assisting in
                            the design and implementation of personalized home decor.

1997-present                Showhomes, Inc. - Franchise/co-owner; Salesperson
                            providing sales assistance to the "estate home" class seller/buyer. Decoration, presentation, marketing and sales are the focus of Showhomes, Inc.

Tricia A. Willis
9087 S. Yosemite St.
# 1062
Lone Tree, Colorado 80124

1992-1994                   Century 21 World Class, Inc. - Residential Real
                            Estate Sales Associates; Assist buyers and sellers in real estate transactions. Licensed real estate salesperson.

1994-1994                   West Bank One - Customer Service Representative; new
                            accounts, loan functions and tellering.

1994-1997                   United Parcel Service - Preferred Customer
                            Associate; liaison with preferred customers resolving shipping problems, billing issues and up-selling products.

1997-present                AT&T Local Services - Switch Provisioner;
                            Coordination of residential switch transactions in both DMS AND SESS switches.


Other Offerings

         Except for Tricia A. Willis, none of the present or prior directors, officers, promoters, control persons and affiliates has been a director, officer, promoter, control person or affiliate in any other blank check offering, blind pool offering or shell company.

         Tricia A. Willis had been a director of Hawksdale Financial Visions, Inc, a Nevada corporaton, and an officer, director and shareholder of Huile Oil and Gas, Inc., a Nevada Corporation. Each of said entities are reporting entities under the 1934 Act and were corporations without current operations whose business objective was to evaluate and effectuate acquisitions and mergers with other companies that were as of yet unidentified. Prior to 2000, Ms. Willis was also an officer, director and shareholder in Ebony & Gold Ventures, Inc., a non reporting corporation, without current operations. She had resigned and sold her shares in a private, exempt from federal securities laws transaction.

         Hawksdale Financial Visions, Inc. entered into a business combination in February of 2005 and as part of the transaction, Ms. Willis resigned as an officer and director and surrendered for cancellation all of the issued and outstanding shares owned by her to the company. The company is now known as Advanced Medical Institute, Inc. Huile Oil and Gas, Inc. entered into a business combination in September, 2003 and as part of the transaction, Ms. Willis resigned as an officer and director and surrendered for cancellation all of the issued and outstanding shares owned by her to the company. The company is now known as C&D Productions, Inc.

Conflicts of Interest

         Each of our officers and directors are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as our officers and directors. Insofar as the officers and directors is engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

         Our officers and directors are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. We do not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         The officers and directors are, so long as they are officers
Or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

         We have not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6.  EXECUTIVE COMPENSATION.

         None of our officers and directors have received any compensation for services rendered to the Company, nor have they received such compensation in the past.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. The officers and directors will not receive any finders fee, either directly or indirectly, as a result of any efforts to implement the Company's business plan outlined herein.

         We have no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

         Brian Pierson has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that he is an officer and director of the Company when the obligation is incurred. All advances are interest-free.


ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's authorized capital stock consists of 25,000,000 shares, par value $.001 per share. We have 2,200,000 Common Shares issued and outstanding as of the date of this filing.

         All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.




                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)      Market Price.

         There is no active trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company has requested a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets, LLC "Pink Sheets."

         The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

         For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

         We intend to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b)      Holders.

         There are twenty-five (25) holders of the Company's Common Stock. In 1992, we issued 2,200,000, as adjusted for the stock split, of our Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended.

         As of today, we believe that all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

         We have been informed the Securities and Exchange Commission believes that all securities issued by a blank check company to individuals in the capacity of management, affiliates, control persons and promoters must be registered for resale with the Commission. Accordingly, our principle shareholders, Brian Pierson, Stacey Pierson and Tricia A. Willis may be required to comply with the Securities Act of 1933, as amended, before they may effectuate any resale transactions of their common stock.

(c)      Dividends.

         The Company has not paid any cash dividends to date, and has no plans to do so in the immediate future.

(d)      Application of California law.

         Section 2115 of the California General Corporation law, however, provides that a corporation incorporated under the laws of a jurisdiction other than California, but which has more than one-half of its "outstanding voting securities" and which has a majority of its property, payroll and sales in California, based on the factors used in determining its income allocable to California on its franchise tax returns, may be required to provide cumulative voting until such time as the Company has its shares listed on certain national securities exchanges, or designated as a national market security on NASDAQ (subject to certain limitations). Accordingly, holders of the our common stock may be entitled to one vote for each share of common stock held and may have cumulative voting rights in the election of directors. This means that holders are entitled to one vote for each share of common stock held, multiplied by the number of directors to be elected, and the holder may cast all such votes for a single director, or may distribute them among any number of all of the directors to be elected.

         Our existing directors who are also shareholders, are able to elect all of the members of our board of directors even if Section 2115 is applicable, if they act in harmony with each other.


ITEM 2.  LEGAL PROCEEDINGS.

         There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There are no disagreements with the findings of our accountant.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

(a)      Securities sold.

         The Company has not sold and issued its securities during the three year period preceding the date.

         On or about November 8, 1992, the Company authorized the sale and issuance for cash of all of the shares that are outstanding. The Treasurer of the Company acknowledged receipt of the full consideration for the shares on or about November 8, 1992 and the certificates evidencing said shares were executed and delivered on or about said date. The following are the names of 25 issuees and the number of shares purchased by each of them.


         NAME                                        NUMBER OF SHARES

         Brian Pierson                                        550,000
         Stacey Pierson                                       550,000
         Tricia A. Willis                                     350,000
         Michelle Lea Anderson                                 40,000
         Susan Baille                                          25,000
         Larry Barker                                          25,000
         Christina Escobedo                                    50,000
         Thomas Stanley Babcock                                30,000
         Barbara Nell Babcock                                  30,000
         Randall D. Kirwan                                     50,000
         Peter John Berzins                                    40,000
         Gloria Eck                                            40,000
         Larry Eck                                             30,000
         Leigh Ann Miller                                      20,000
         Joseph H. Panganiban                                  30,000
         Anita T. Panganiban                                   40,000
         David Phillipson                                      30,000
         Daniel Corey Pfister                                  30,000
         Jamie Mishelle Turner                                 20,000
         Beverly S. Warnock                                    30,000

         Richard F. Warnock                                    30,000
         Bonnie Kay Donalson                                   40,000
         Larry Worlitz                                         40,000
         Paul L. Hoover                                        40,000
         DEE A. HOOVER                                         40,000
         ------------------------------------------------------------

         TOTAL                                              2,200,000

         There have been no transfers of any shares and each of said shareholders have owned the shares of common stock since November 8, 1992. No additional shares have been sold or issued.

         All of the shares of Common Stock of the Company have been issued in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

         All of the shareholders have had a pre-existing personal or business relationship with the Company or its officers and directors, by reason of a time commitment in business projects with the officers of the Company. Further, each of the shareholders had established a pre-existing personal relationship with the then officers and directors of the Company.

         In summary, Rule 144 applies to affiliates (that is, control persons) and non-affiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Non-affiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in
Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

         (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

         (2) When restricted securities are sold, generally there must be a one-year holding period.

         (3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

         (4) Except for sales of restricted securities made non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or transaction directly with a "market maker" as that term is defined in
         Section 3(a)(38) of the 1934 Act.

         (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

         (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

         We have been informed that the Securities and Exchange Commission believes that any selling shareholder who is a promoter, affiliate and/or underwriter of a so-called "blank check" issuer or those individuals acting in the capacity of management, affiliates, control persons and promoters may not have available to them Rule 144 for any resale transaction, regardless of technical compliance because any resale transactions may be deemed to be designed to distribute or redistribute securities to the public without compliance with the Securities Act of 1933, as amended.

(b)      Underwriters and other purchasers.

         There were no underwriters in connection with the sale and issuance of any of our securities.

(c)      Consideration.

         Each of the shares of stock were originally sold for cash.
Each shareholder paid $.01 per share for the shares, the Company sold and issued 2,200,000 shares, as adjusted for the stock split, and the aggregate consideration received by the Company was $22,000.00

(d)      Exemption from Registration Relied Upon.

         The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. In addition, we may have also relied upon section 3(b), which was adopted to facilitate the ability of start up companies, such as us, to raise seed capital in limited public offerings up to $1 million.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to] believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

         We have been informed that the Securities and Exchange Commission will not issue "no action" letters relating to the resale of securities, i.e., a person who has acquired shares of stock in a 4(2) transaction, or either, under the Securities Act of 1933, as amended, and who offers and sells the restricted securities without complying with Rule 144 is to be put on notice by the Securities and Exchange Commission that in view of the broad remedial purposes of the Securities Act of 1933, as amended, and the public policy which strongly supports registration under said act, that those individuals will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and the brokers of other person who participate in the transaction do so at their own risk. The Company has been informed that any indemnification for liabilities arising from such a transaction may also be against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

         The following are the audited financial statements for the period ended December 31, 2005 and the period ending June 30, 2006 and September 30, 2006 (unaudited) and audited as of December 31, 2006 and 2005 with related statements of operations, stockholder deficit and cash flows as indicated in said statements:

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)

                                FINANCIAL REPORTS

                                  JUNE 30, 2006
                                DECEMBER 31, 2005

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)

                                    CONTENTS







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      F-1
________________________________________________________________________________

FINANCIAL STATEMENTS

   Balance Sheets                                                            F-2

   Statements of Operations                                                  F-3

   Statements of Stockholders' Deficit                                       F-4

   Statements of Cash Flows                                                  F-5

   Notes to Financial Statements                                       F-6 - F-9
________________________________________________________________________________

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Sunnyside Acres Mobile Estates
Las Vegas, Nevada


We have audited the accompanying balance sheets of Sunnyside Acres Mobile Estates (A Development Stage Enterprise) as of December 31, 2005 and June 30, 2006 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2005 and 2004 and six months ended June 30, 2006 and the period November 2, 1992 (inception) through June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunnyside Acres Mobile Estates (A Development Stage Enterprise) as of June 30, 2006 and the results of its operations and cash flows for the years ended December 31, 2005 and 2004 and six months ended June 30, 2006 and the period November 2, 1992 (inception) through June 30, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Kyle L. Tingle, CPA, LLC


August 31, 2006
Las Vegas, Nevada

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                                 BALANCE SHEETS

                                                      June 30,     December 31,
                                                          2006             2005
                                                      ________     ____________

                                     ASSETS

CURRENT ASSETS                                        $      0       $      0
                                                      ________       ________
            Total current assets                      $      0       $      0
                                                      ________       ________
                   Total assets                       $      0       $      0
                                                      ========       ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                                 $  1,000       $  1,000
     Officers advances                                       0              0
                                                      ________       ________
            Total current liabilities                 $  1,000       $  1,000
                                                      ________       ________
STOCKHOLDERS' DEFICIT
     Common stock: $.001 par value;
        authorized 25,000,000 shares; issued
        and outstanding:  2,200,000 shares at
        June 30, 2006 and December 31, 2005              2,200          2,200
     Additional paid in capital                         19,800         19,800
     Accumulated deficit during development stage      (23,000)       (23,000)
                                                      ________       ________
            Total stockholders' deficit               $ (1,000)      $ (1,000)
                                                      ________       ________
                   Total liabilities and
                   stockholders' deficit              $      0       $      0
                                                      ========       ========

See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                            STATEMENTS OF OPERATIONS

                                   Six months                                       Nov. 2, 1992
                                     ended                 Years Ended             (inception) to
                                    June 30,      December 31,     December 31,       June 30,
                                      2006            2005             2004             2006
                                   __________     ____________     ____________     ______________

Revenues                           $        0      $        0       $        0       $        0

Cost of revenue                             0               0                0                0
                                   __________      __________       __________       __________
           Gross profit            $        0      $        0       $        0       $        0
General, selling and
   administrative expenses                  0             200              545           23,000
                                   __________      __________       __________       __________
           Operating loss          $        0      $     (200)      $     (545)      $  (23,000)

Nonoperating income (expense)               0               0                0                0
                                   __________      __________       __________       __________
   Net loss                        $        0      $     (200)      $     (545)      $  (23,000)
                                   ==========      ==========       ==========       ==========
   Net loss per share, basic
   and diluted                     $    (0.00)     $    (0.00)      $    (0.00)      $    (0.01)
                                   ==========      ==========       ==========       ==========
   Average number of shares
   of common stock outstanding      2,200,000       2,200,000        2,200,000        2,200,000
                                   ==========      ==========       ==========       ==========


See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                       STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                          Accumulated
                                                                            Deficit
                                      Common Stock         Additional       During
                                  ____________________      Paid-In       Development
                                   Shares       Amount      Capital          Stage          Total
                                  _________     ______     __________     ___________     ________

November 2, 1992, issue
  common stock                    2,200,000     $2,200      $ 19,800       $      0       $ 22,000
Net loss, December 31, 1992                                                    (340)          (340)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1992        2,200,000     $2,200      $ 19,800       $   (340)      $ 21,660
Net loss, December 31, 1993                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1993        2,200,000     $2,200      $ 19,800       $   (425)      $ 21,575
Net loss, December 31, 1994                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1994        2,200,000     $2,200      $ 19,800       $   (510)      $ 21,490
Net loss, December 31, 1995                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1995        2,200,000     $2,200      $ 19,800       $   (595)      $ 21,405
Net loss, December 31, 1996                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1996        2,200,000     $2,200      $ 19,800       $   (680)      $ 21,320
Net loss, December 31, 1997                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1997        2,200,000     $2,200      $ 19,800       $   (765)      $  21235
Net loss, December 31, 1998                                                    (225)          (225)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1998        2,200,000     $2,200      $ 19,800       $   (990)      $ 21,010
Net loss, December 31, 1999                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1999        2,200,000     $2,200      $ 19,800       $ (1,075)      $(20,925)
Net loss, December 31, 2000                                                 (20,925)       (20,925)
                                  _________     ______      ________       ________       ________
July 3, 2000, changed from no
    par value to $0.001
July 3, 2000, forward stock
    1000:1
Balance, December 31, 2000        2,200,000     $2,200      $ 19,800       $(22,000)      $      0
Net loss, December 31, 2001                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2001        2,200,000     $2,200      $ 19,800       $(22,085)      $    (85)
Net loss, December 31, 2002                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2002        2,200,000     $2,200      $ 19,800       $(22,170)      $   (170)
Net loss, December 31, 2003                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2003        2,200,000     $2,200      $ 19,800       $(22,225)      $   (225)
Net loss, December 31, 2004                                                    (545)          (545)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2004        2,200,000     $2,200      $ 19,800       $(22,800)      $   (800)
Net loss, December 31, 2005                                                    (200)          (200)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2005        2,200,000     $2,200      $ 19,800       $(23,000)      $ (1,000)
Net loss, June 30, 2006                                                          (0)            (0)
                                  _________     ______      ________       ________       ________

Balance, June 30, 2006            2,200,000     $2,200      $ 19,800       $(23,000)      $ (1,000)
                                  =========     ======      ========       ========       ========

See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                            STATEMENTS OF CASH FLOWS


                                                            Six months                                        Nov. 2, 1992
                                                              ending                Years Ended              (inception) to
                                                             June 30,      December 31,     December 31,        June 30,
                                                               2006            2005             2004              2006
                                                            __________     ____________     ____________     ______________

Cash Flows From
Operating Activities
    Net loss                                                   $  0          $ (200)          $ (545)           $(23,000)
    Adjustments to reconcile net loss
    to cash used in operating activities:
    Changes in assets and liabilities
    Increase (decrease) in accounts payable                       0             200              545               1,000
                                                               ____          ______           ______            ________
         Net cash used in
            operating activities                               $  0          $    0           $    0            $(22,000)
                                                               ____          ______           ______            ________
Cash Flows From
Investing Activities                                           $  0          $    0           $    0            $      0
                                                               ____          ______           ______            ________
Cash Flows From
Financing Activities
    Issuance of common stock                                   $  0          $    0           $    0            $ 22,000
    Increase in officer advances                                  0               0                0                   0
                                                               ____          ______           ______            ________
         Net cash provided by
            financing activities                               $  0          $    0           $    0            $ 22,000
                                                               ____          ______           ______            ________
         Net increase (decrease)
            in cash                                            $  0          $    0           $    0            $      0

Cash, beginning of period                                         0               0                0            $      0
                                                               ____          ______           ______            ________
Cash, end of period                                            $  0          $    0           $    0            $      0
                                                               ====          ======           ======            ========

Supplemental Information and Non-monetary Transactions:

Interest paid                                                  $  0          $    0           $    0            $      0
                                                               ====          ======           ======            ========
Taxes paid                                                     $  0          $    0           $    0            $      0
                                                               ====          ======           ======            ========


See Accompanying Notes to Financial Statements.


                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Sunnyside Acres Mobile Estates ("Company") was organized November 2, 1992 under the laws of the State of Nevada. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises," is considered a Development Stage Enterprise.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 2006 and December 31, 2005.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on our financial statements.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115-1 will have a material impact on our financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an Amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our financial condition or results of operations.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. We are currently evaluating the requirements of FIN 48 and the impact this interpretation may have on our financial statements.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On November 2, 1992 the Company authorized and issued 22,000 shares of its no par value common stock in consideration of $22,000 in cash.

On July 3, 2000, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 2,500 common shares to 25,000,000 common shares. The no par value was changed to $0.001 per share.

On June 29, 2000, the Company's shareholders approved a forward split of its common stock at one thousand shares for one share of the existing shares. The number of common stock shares outstanding increased from 22,000 to 2,200,000. Prior period information has been restated to reflect the stock split.

The Company has not authorized any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during 2005, 2004, and since inception. As of June 30, 2006 and since inception, the Company had no dilutive potential common shares.

NOTE 3.  INCOME TAXES

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company's deferred tax asset as of June 30, 2006 and December 31, 2005 are as follows:

                                                          2006         2005
                                                      ________     ________

                  Net operating loss carryforward     $ 23,000     $ 23,000
                  Valuation allowance                  (23,000)     (23,000)
                                                      ________     ________
                  Net deferred tax asset              $      0     $      0
                                                      ========     ========

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4.  INCOME TAXES (CONTINUED)

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

                                           June 30,     Dec. 31,       Since
                                             2004         2005       Inception
                                           ________     ________     _________

       Tax at statutory rate (35%)          $  0         $ 70         $ 8,050
       Increase in valuation allowance        (0)         (70)         (8,050)
                                            ____         ____         _______
       Net deferred tax asset               $  0         $  0         $     0
                                            ====         ====         =======

The net federal operating loss carry forward will expire between 2016 and 2025. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE 5.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer or resident agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 7.  OFFICERS ADVANCES

Subsequent to the balance sheet date, the Company incurred costs to reinstate the corporation with the State of Nevada. An officer of the Company has advanced funds on behalf of the Company to pay for these costs. These funds have been advanced interest free.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)

                                FINANCIAL REPORTS

                               SEPTEMBER 30, 2006
                                DECEMBER 31, 2005

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)

                                    CONTENTS







________________________________________________________________________________

FINANCIAL STATEMENTS

   Balance Sheets                                                            F-1

   Statements of Operations                                                  F-2

   Statements of Stockholders' Deficit                                       F-3

   Statements of Cash Flows                                                  F-4

   Notes to Financial Statements                                       F-5 - F-8
________________________________________________________________________________

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                                 BALANCE SHEETS

                                                   September 30,   December 31,
                                                            2006           2005
                                                   _____________   ____________

                                     ASSETS

CURRENT ASSETS                                        $      0       $      0
                                                      ________       ________
            Total current assets                      $      0       $      0
                                                      ________       ________
                   Total assets                       $      0       $      0
                                                      ========       ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                                 $      0       $  1,000
     Officers advances                                   4,576              0
                                                      ________       ________
            Total current liabilities                 $  4,576       $  1,000
                                                      ________       ________
STOCKHOLDERS' DEFICIT
     Common stock: $.001 par value;
        authorized 25,000,000 shares; issued
        and outstanding:  2,200,000 shares at
        September 30, 2006 and December 31, 2005         2,200          2,200
     Additional paid in capital                         19,800         19,800
     Accumulated deficit during development stage      (26,576)       (23,000)
                                                      ________       ________
            Total stockholders' deficit               $ (4,576)      $ (1,000)
                                                      ________       ________
                   Total liabilities and
                   stockholders' deficit              $      0       $      0
                                                      ========       ========

                See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                            STATEMENTS OF OPERATIONS

                                 Nine months                                        Nov. 2, 1992
                                    ended                  Years Ended             (inception) to
                                September 30,      December 31,     December 31,    September 30,
                                    2006              2005             2004             2006
                                _____________     ____________     ____________     ______________

Revenues                           $        0      $        0       $        0       $        0

Cost of revenue                             0               0                0                0
                                   __________      __________       __________       __________
           Gross profit            $        0      $        0       $        0       $        0
General, selling and
   administrative expenses              3,576             200              545           26,576
                                   __________      __________       __________       __________
           Operating loss          $        0      $     (200)      $     (545)      $  (26,576)

Nonoperating income (expense)               0               0                0                0
                                   __________      __________       __________       __________
   Net loss                        $    3,576      $     (200)      $     (545)      $  (26,576)
                                   ==========      ==========       ==========       ==========
   Net loss per share, basic
   and diluted                     $    (0.00)     $    (0.00)      $    (0.00)      $    (0.01)
                                   ==========      ==========       ==========       ==========
   Average number of shares
   of common stock outstanding      2,200,000       2,200,000        2,200,000        2,200,000
                                   ==========      ==========       ==========       ==========


                See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                       STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                          Accumulated
                                                                            Deficit
                                      Common Stock         Additional       During
                                  ____________________      Paid-In       Development
                                   Shares       Amount      Capital          Stage          Total
                                  _________     ______     __________     ___________     ________

November 2, 1992, issue
  common stock                    2,200,000     $2,200      $ 19,800       $      0       $ 22,000
Net loss, December 31, 1992                                                    (340)          (340)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1992        2,200,000     $2,200      $ 19,800       $   (340)      $ 21,660
Net loss, December 31, 1993                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1993        2,200,000     $2,200      $ 19,800       $   (425)      $ 21,575
Net loss, December 31, 1994                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1994        2,200,000     $2,200      $ 19,800       $   (510)      $ 21,490
Net loss, December 31, 1995                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1995        2,200,000     $2,200      $ 19,800       $   (595)      $ 21,405
Net loss, December 31, 1996                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1996        2,200,000     $2,200      $ 19,800       $   (680)      $ 21,320
Net loss, December 31, 1997                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1997        2,200,000     $2,200      $ 19,800       $   (765)      $  21235
Net loss, December 31, 1998                                                    (225)          (225)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1998        2,200,000     $2,200      $ 19,800       $   (990)      $ 21,010
Net loss, December 31, 1999                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 1999        2,200,000     $2,200      $ 19,800       $ (1,075)      $(20,925)
Net loss, December 31, 2000                                                 (20,925)       (20,925)
                                  _________     ______      ________       ________       ________
July 3, 2000, changed from no
    par value to $0.001
July 3, 2000, forward stock
    1000:1
Balance, December 31, 2000        2,200,000     $2,200      $ 19,800       $(22,000)      $      0
Net loss, December 31, 2001                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2001        2,200,000     $2,200      $ 19,800       $(22,085)      $    (85)
Net loss, December 31, 2002                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2002        2,200,000     $2,200      $ 19,800       $(22,170)      $   (170)
Net loss, December 31, 2003                                                     (85)           (85)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2003        2,200,000     $2,200      $ 19,800       $(22,225)      $   (225)
Net loss, December 31, 2004                                                    (545)          (545)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2004        2,200,000     $2,200      $ 19,800       $(22,800)      $   (800)
Net loss, December 31, 2005                                                    (200)          (200)
                                  _________     ______      ________       ________       ________
Balance, December 31, 2005        2,200,000     $2,200      $ 19,800       $(23,000)      $ (1,000)
Net loss, September 30, 2006                                                 (3,576)        (3,576)
                                  _________     ______      ________       ________       ________

Balance, June 30, 2006            2,200,000     $2,200      $ 19,800       $(26,576)      $ (4,576)
                                  =========     ======      ========       ========       ========

                See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                            STATEMENTS OF CASH FLOWS


                                                          Nine months                                         Nov. 2, 1992
                                                            ending                  Years Ended              (inception) to
                                                         September 30,      December 31,     December 31,     September 30,
                                                             2006              2005             2004              2006
                                                         _____________     ____________     ____________     ______________

Cash Flows From
Operating Activities
    Net loss                                                $(3,576)         $ (200)          $ (545)           $(26,576)
    Adjustments to reconcile net loss
    to cash used in operating activities:
    Changes in assets and liabilities
    Increase (decrease) in accounts payable                  (1,000)            200              545                   0
                                                            _______          ______           ______            ________
         Net cash used in
            operating activities                            $(4,576)         $    0           $    0            $(26,576)
                                                            _______          ______           ______            ________
Cash Flows From
Investing Activities                                        $     0          $    0           $    0            $      0
                                                            _______          ______           ______            ________
Cash Flows From
Financing Activities
    Issuance of common stock                                $     0          $    0           $    0            $ 22,000
    Increase in officer advances                              4,576               0                0               4,576
                                                            _______          ______           ______            ________
         Net cash provided by
            financing activities                            $ 4,576          $    0           $    0            $ 26,576
                                                            _______          ______           ______            ________
         Net increase (decrease)
            in cash                                         $     0          $    0           $    0            $      0

Cash, beginning of period                                         0               0                0            $      0
                                                            _______          ______           ______            ________
Cash, end of period                                         $     0          $    0           $    0            $      0
                                                            =======          ======           ======            ========

Supplemental Information and Non-monetary Transactions:

Interest paid                                               $     0          $    0           $    0            $      0
                                                            =======          ======           ======            ========
Taxes paid                                                  $     0          $    0           $    0            $      0
                                                            =======          ======           ======            ========


                See Accompanying Notes to Financial Statements.


                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Sunnyside Acres Mobile Estates ("Company") was organized November 2, 1992 under the laws of the State of Nevada. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a Development Stage Enterprise.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of September 30, 2006 and December 31, 2005.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on our financial statements.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115-1 will have a material impact on our financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an Amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our financial condition or results of operations.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. We are currently evaluating the requirements of FIN 48 and the impact this interpretation may have on our financial statements.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On November 2, 1992 the Company authorized and issued 22,000 shares of its no par value common stock in consideration of $22,000 in cash.

On July 3, 2000, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 2,500 common shares to 25,000,000 common shares. The no par value was changed to $0.001 per share.

On June 29, 2000, the Company's shareholders approved a forward split of its common stock at one thousand shares for one share of the existing shares. The number of common stock shares outstanding increased from 22,000 to 2,200,000. Prior period information has been restated to reflect the stock split.

The Company has not authorized any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "EARNINGS PER SHARE." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during 2006, 2005, 2004, and since inception. As of September 30, 2006 and since inception, the Company had no dilutive potential common shares.

NOTE 3.  INCOME TAXES

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company's deferred tax asset as of September 30, 2006 and December 31, 2005 are as follows:

                                                          2006         2005
                                                      ________     ________

                  Net operating loss carryforward     $ 26,576     $ 23,000
                  Valuation allowance                  (26,576)     (23,000)
                                                      ________     ________
                  Net deferred tax asset              $      0     $      0
                                                      ========     ========

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4.  INCOME TAXES (CONTINUED)

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

                                        Sept. 30,     Dec. 31,       Since
                                             2004         2005       Inception
                                           ________     ________     _________

       Tax at statutory rate (35%)          $  0         $ 70         $ 8,050
       Increase in valuation allowance        (0)         (70)         (8,050)
                                            ____         ____         _______
       Net deferred tax asset               $  0         $  0         $     0
                                            ====         ====         =======

The net federal operating loss carry forward will expire between 2016 and 2025. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE 5.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer or resident agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 7.  OFFICERS ADVANCES

Subsequent to the balance sheet date, the Company incurred costs to reinstate the corporation with the State of Nevada. An officer of the Company has advanced funds on behalf of the Company to pay for these costs. These funds have been advanced interest free. As of September 30, 2006 and December 31, 2005, the company owed officers $4,576 and $0 respectively.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                FINANCIAL REPORTS

                                DECEMBER 31, 2006
                                DECEMBER 31, 2005

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                    CONTENTS







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      F-1
________________________________________________________________________________

FINANCIAL STATEMENTS

   Balance Sheets                                                            F-2

   Statements of Operations                                                  F-3

   Statements of Stockholders' Deficit                                       F-4

   Statements of Cash Flows                                                  F-5

   Notes to Financial Statements                                      F-6 - F-11
________________________________________________________________________________

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Sunnyside Acres Mobile Estates
Las Vegas, Nevada


We have audited the accompanying balance sheets of Sunnyside Acres Mobile Estates (A Development Stage Enterprise) as of December 31, 2006 and 2005 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2006 and 2005 and the period November 2, 1992 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunnyside Acres Mobile Estates (A Development Stage Enterprise) as of December 31, 2006 and the results of its operations and cash flows for the years ended December 31, 2006 and 2005 and the period November 2, 1992 (inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Kyle L. Tingle, CPA, LLC


January 26, 2007
Las Vegas, Nevada



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS


                                                               December 31,     December 31,
                                                                       2006             2005
                                                               ____________     ____________

                                     ASSETS

CURRENT ASSETS
     Prepaid Expense                                           $         25     $          0
                                                               ____________     ____________
            Total current assets                               $         25     $          0
                                                               ____________     ____________
                   Total assets                                $         25     $          0
                                                               ============     ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                                          $          0     $      1,000
     Officers advances                                                5,026                0
                                                               ____________     ____________
            Total current liabilities                          $      5,026     $      1,000
                                                               ____________     ____________

STOCKHOLDERS' DEFICIT
     Common stock: $.001 par value;
        authorized 25,000,000 shares;
        issued and outstanding:
        2,200,000 shares at December 31, 2006 and 2005         $      2,200     $      2,200
     Additional paid in capital                                      19,800           19,800
     Accumulated deficit during development stage                   (27,001)         (23,000)
                                                               ____________     ____________
            Total stockholders' deficit                        $     (5,001)    $     (1,000)
                                                               ____________     ____________
                   Total liabilities and
                   stockholders' deficit                       $         25     $          0
                                                               ============     ============


                See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS


                                                                                     Nov. 2,, 1992
                                                                                    (inception) to
                                                   December 31,     December 31,      December 31,
                                                           2006             2005              2006
                                                   ____________     ____________    ______________

Revenues                                           $          0     $          0    $            0

Cost of revenue                                               0                0                 0
                                                   ____________     ____________    ______________

           Gross profit                            $          0     $          0    $            0

General, selling and administrative expenses              4,001              200            27,001
                                                   ____________     ____________    ______________
           Operating loss                          $     (4,001)    $       (200)   $      (27,001)

Nonoperating income (expense)                                 0                0                 0
                                                   ____________     ____________    ______________

   Net loss                                        $     (4,001)    $       (200)   $      (27,001)
                                                   ============     ============    ==============

   Net loss per share, basic
   and diluted                                     $      (0.00)    $      (0.00)   $        (0.01)
                                                   ============     ============    ==============
   Average number of shares
   of common stock outstanding                        2,200,000        2,200,000         2,200,000
                                                   ============     ============    ==============



                See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENTS OF STOCKHOLDERS' DEFICIT



                                                                                              ACCUMULATED
                                                                                                DEFICIT
                                                     COMMON STOCK            ADDITIONAL         DURING
                                               _________________________       PAID-IN        DEVELOPMENT
                                                SHARES         AMOUNT          CAPITAL           STAGE          TOTAL
                                               _________     ___________    _____________     ___________     __________

November 2, 1992, issue
   common stock                                2,200,000     $     2,200    $      19,800     $         0     $   22,000
Net loss, December 31, 1992                                                                          (340)          (340)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1992                     2,200,000     $     2,200    $      19,800     $      (340)    $   21,660
Net loss, December 31, 1993                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1993                     2,200,000     $     2,200    $      19,800     $      (425)    $   21,575
Net loss, December 31, 1994                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1994                     2,200,000     $     2,200    $      19,800     $      (510)    $   21,490
Net loss, December 31, 1995                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1995                     2,200,000     $     2,200    $      19,800     $      (595)        21,405
Net loss, December 31, 1996                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1996                     2,200,000     $     2,200    $      19,800     $      (680)        21,320
Net loss, December 31, 1997                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1997                     2,200,000     $     2,200    $      19,800     $      (765)        21,235
Net loss, December 31, 1998                                                                          (225)          (225)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1998                     2,200,000     $     2,200    $      19,800     $      (990)        21,010
Net loss, December 31, 1999                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 1999                     2,200,000     $     2,200    $      19,800     $    (1,075)        20,925
Net loss, December 31, 2000                                                                       (20,925)       (20,925)
                                               _________     ___________    _____________     ___________     __________
July 3, 2000, changed from no
   par value to $0.001
July 3, 2000, forward stock
    100:1

Balance, December 31, 2000                     2,200,000     $     2,200    $      19,800     $   (22,000)             0
Net loss, December 31, 2001                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 2001                     2,200,000     $     2,200    $      19,800     $   (22,085)           (85)
Net loss, December 31, 2002                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 2002                     2,200,000     $     2,200    $      19,800     $   (22,170)          (170)
Net loss, December 31, 2003                                                                           (85)           (85)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 2003                     2,200,000     $     2,200    $      19,800     $   (22,225)          (225)
Net loss, December 31, 2004                                                                          (545)          (545)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 2004                     2,200,000     $     2,200    $      19,800     $   (22,800)          (800)
Net loss, December 31, 2005                                                                          (200)          (200)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 2005                     2,200,000     $     2,200    $      19,800     $   (23,000)    $   (1,000)
Net loss, December 31, 2006                                                                        (4,001)        (4,001)
                                               _________     ___________    _____________     ___________     __________
Balance, December 31, 2006                     2,200,000     $     2,200    $      19,800     $   (27,001)    $   (5,001)
                                               =========     ===========    =============     ===========     ==========



                See Accompanying Notes to Financial Statements.



                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS


                                                                                                          Nov. 2, 1992
                                                                                Years Ended             (inception) to
                                                                       December 31,      December 31,     December 31,
                                                                               2006              2005             2006
                                                                       ____________     _____________    _____________

Cash Flows From
Operating Activities
    Net loss                                                           $     (4,001)    $        (200)   $     (27,001)
    Adjustments to reconcile net loss
       to cash used in operating activities:
    Changes in assets and liabilities
    Increase in prepaid expense                                                 (25)                0              (25)
    Increase (decrease) in accounts payable                                  (1,000)              200                0
                                                                       ____________     _____________    _____________

         Net cash used in operating activities                         $     (5,026)     $          0    $     (27,026)
                                                                       ____________     _____________    _____________

Cash Flows From Investing Activities                                   $          0     $           0    $           0
                                                                       ____________     _____________    _____________

Cash Flows From Financing Activities
    Issuance of common stock                                           $          0     $           0    $      22,000
    Increase in officer advances                                              5,026                 0            5,026
                                                                       ____________     _____________    _____________

         Net cash provided by financing activities                     $      5,026     $           0    $      27,026
                                                                       ____________     _____________    _____________

         Net increase (decrease) in cash                               $          0     $           0    $           0

Cash, beginning of period                                              $          0     $           0    $           0
                                                                       ____________     _____________    _____________

Cash, end of period                                                    $          0     $           0    $           0
                                                                       ============     =============    =============

Supplemental Information and Non-monetary Transactions:

Interest paid                                                          $          0     $           0    $           0
                                                                       ============     =============    =============
Income taxes paid                                                      $          0     $           0    $           0
                                                                       ============     =============    =============



                See Accompanying Notes to Financial Statements.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (ADEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Sunnyside Acres Mobile Estates ("Company") was organized November 2, 1992 under the laws of the State of Nevada. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a Development Stage Enterprise.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2006 and 2005.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS


In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "SHARE BASED PAYMENT." This statement is a revision to SFAS 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and amends FASB Statement No. 95, "STATEMENT OF CASH FLOWS." This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005.

         SFAS 123R permits public companies to choose between the following two adoption methods:

          1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or

          2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As we do not currently have share based payments, we expect no impact to the financial statements due to the adoption of SFAS 123R.

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an Amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our financial condition or results of operations.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-3 will be effective for us as of January 1, 2007. We do not expect that the adoption of EITF 06-3 will have a material impact on our consolidated financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. We are currently evaluating the requirements of FIN 48 and the impact this interpretation may have on our financial statements.

In September 2006, the SEC Staff issued SEC Staff Accounting Bulletin 107, "Implementation Guidance for FASB 123 (R)." The staff believes the guidance in the SAB will assist issuers in their initial implementation of Statement 123R and enhance the information received by investors and other users of financial statements, thereby assisting them in making investment and other decisions. This SAB includes interpretive guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financials instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of Statement 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123R and disclosures of MD&A subsequent to adoption of Statement 123R.

In September 2006, the SEC Staff issued SEC Staff Accounting Bulletin 107, "Implementation Guidance for FASB 123 (R)." The staff believes the guidance in the SAB will assist issuers in their initial implementation of Statement 123R and enhance the information received by investors and other users of financial statements, thereby assisting them in making investment and other decisions. This SAB includes interpretive guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financials instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of Statement 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123R and disclosures of MD&A subsequent to adoption of Statement 123R.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 requires the use of two alternative approaches in quantitatively evaluating materiality of misstatements. If the misstatement as quantified under either approach is material to the current year financial statements, the misstatement must be corrected. If the effect of correcting the prior year misstatements, if any, in the current year income statement is material, the prior year financial statements should be corrected. In the year of adoption (fiscal years ending after November 15, 2006 or calendar year 2006 for us), the misstatements may be corrected as an accounting change by adjusting opening retained earnings rather than being included in the current year income statement. We do not expect that the adoption of SAB No. 108 will have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS
157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2009. We do not expect that the adoption of SFAS 157 will have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 requires companies to recognize in their statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status and to measure a plan's assets and its obligations that determine its funded status as of the end of the company's fiscal year. Additionally, SFAS No. 158 requires companies to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur and those changes will be reported in comprehensive income. The provision of SFAS No. 158 that will require us to recognize the funded status of our postretirement plans, and the disclosure requirements, will be effective for us as of December 31, 2006. We do not expect that the adoption of SFAS No. 158 will have a material impact on our consolidated financial statements.

FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met:
(a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. We will evaluate whether the adoption will have any impact on your financial statements.

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On November 2, 1992 the Company authorized and issued 22,000 shares of its no par value common stock in consideration of $22,000 in cash.

On July 3, 2000, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 2,500 common shares to 25,000,000 common shares. The no par value was changed to $0.001 per share.

On June 29, 2000, the Company's shareholders approved a forward split of its common stock at one thousand shares for one share of the existing shares. The number of common stock shares outstanding increased from 22,000 to 2,200,000. Prior period information has been restated to reflect the stock split.

The Company has not authorized any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "EARNINGS PER SHARE." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during 2006, 2005, and since inception. As of December 31, 2006 and since inception, the Company had no dilutive potential common shares.

NOTE 3.  INCOME TAXES

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company's deferred tax asset as of December 31, 2006 and December 31, 2005 are as follows:

                                                         2006              2005
                                                _____________     _____________

    Net operating loss carryforward             $       9,180     $       7,820
    Valuation allowance                                (9,180)           (7,820)
                                                _____________     _____________
    Net deferred tax asset                      $           0     $           0
                                                =============     =============

                         SUNNYSIDE ACRES MOBILE ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INCOME TAXES (CONTINUED)

     A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:


                                                         2006              2005    Since Inception
                                                _____________     _____________    _______________

    Tax at statutory rate (34%)                 $       1,360                68    $       9,180
    Increase in valuation allowance                    (1,360)              (68)          (9,180)
                                                _____________     _____________    _______________
   Net deferred tax asset                       $          0      $           0    $           0
                                                =============     =============    ===============



The net federal operating loss carry forward will expire between 2016 and 2026. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer or resident agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 6.  OFFICERS ADVANCES

The Company has incurred costs while seeking additional capital through a merger with an existing company. An officer of the Company has advanced funds on behalf of the Company to pay for these costs. These funds have been advanced interest free. As of December 31, 2006 and 2005, the Company owed officers $5,026 and $0 respectively.

                                    PART III


ITEM 1.  EXHIBIT INDEX

                                                       Sequential
No. Page No.

(3)  Articles of Incorporation and Bylaws

     3.1  Articles of Incorporation, as amended
     3.2  Bylaws

(23) Consents - Experts

     23.1 Consent of Kyle L. Tingle, CPA


                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 10, 2007



                                    By:  /s/ BRIAN PIERSON
                                    ________________________________
                                    President and Director



                                     By: /s/ STACEY PIERSON
                                     _______________________________
                                     Secretary, Treasurer (Chief
                                     Financial Officer) and Director


                                     By: /s/ TRICIA A. WILLIS
                                     _______________________________
                                     Director




                                       24